Jan M. Davidson Associate General Counsel & Assistant Secretary	Delta Air Lines, Inc. Department 981 Post Office Box 20574 Atlanta, GA 30320-2574 T. +1 404 715 2676 F. +1 404 714 0856 jan.davidson@delta.com

November 10, 2014

Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-5546

Re:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 File No. 1-05424 Comment Letter dated October 29, 2014

Dear Ms. Blye:

Pursuant to a telephone request to the Staff, Delta’s response to the letter referenced above will be filed by December 15, 2014. The extension is needed to provide time to obtain and review financial data in connection with the Staff’s letter.

Thank you for your consideration.

Sincerely,

/s/ Jan M. Davidson

Jan M. Davidson